

NEWS RELEASE

Orla Mining Reports Voting Results of Annual Shareholder Meeting

Vancouver, BC – June 21, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual General and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated May 11, 2023 ("Circular"), were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Against	% Against
Charles Jeannes	234,288,614	99.15%	2,007,046	0.85%
Jason Simpson	236,235,996	99.97%	59,664	0.03%
Jean Robitaille	222,749,093	94.27%	13,546,567	5.73%
Tim Haldane	234,307,058	99.16%	1,988,602	0.84%
David Stephens	234,303,538	99.16%	1,992,121	0.84%
Elizabeth McGregor	235,998,311	99.87%	297,349	0.13%
Tamara Brown	234,626,414	99.29%	1,669,246	0.71%
Ana Sofía Ríos	235,982,512	99.87%	313,148	0.13%
Scott Langley	221,048,697	93.55%	15,246,963	6.45%

The shareholders also: (1) approved the appointment of Ernst & Young LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; and (2) approved a non-binding advisory resolution accepting the Company's approach to executive compensation, also known as "say-on-pay". Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Against	% Against	Withheld/ Abstain	% Withheld/ Abstain
Appointment of Auditors	Carried	244,700,904	99.97%	-	-	68,106	0.03%
Non-Binding Advisory Vote on Executive Compensation	Carried	230,438,094	97.52%	5,810,751	2.46%	46,813	0.02%

The Company filed its Form 40-F for the year ended December 31, 2022 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2022 Audited Financial Statements are available on the Company's website at https://www.orlamining.com/investors/financials-statements.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com